

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

<u>Via E-Mail</u>
Mr. Andrew Clarke
Chief Executive Officer and Principal Accounting and Financial Officer
First Corporation
Maranello, Watch House Green
Felsted, Essex CM6 3EF
United Kingdom

  Re: **First Corporation**
     Form 10-K for the Year Ended September 30, 2012
     Filed January 7, 2013
     Form 10-Q for the Quarter Ended December 31, 2012
     Filed February 14, 2013
     File No. 000-52724

Dear Mr. Clarke:

We issued comments on the above captioned filings on October 29, 2013. On January 31, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have any questions.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief